82-34

Santos Ltd
ABN 8000 7550 923
Santos House Level 29
91 King William Street
Adelaide South Australia 5000
GPO Box 2455
Adelaide South Australia 5001
Telephone: (08) 8218 5111
International: 61 8 8218 5111
Investor Relations
Facsimile: 61 8 8218 5131

03 JUN 30 AM 7:21

Santos

SUPPL


03024067

Date: Thu 26 Jun 2003 01:05:55 AM EDT

To:
SECURITIES EXCHANGE COMMISSION

From: SANTOS LTD
SANTOS HOUSE
91 KING WILLIAM STREET
ADELAIDE SA 5000

Subject: Santos - Record Daily Oil Production from Legendre Oil Field

Number of pages (incl. cover sheet): 3

dlw 6/30

If this transmission is not received properly, call (08) 8218 5722 to arrange re-transmission

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newsrelease

Santos

www.santos.com

26 June 2003

Record Daily Oil Production from Legendre Oil Field

Santos Limited today reported record daily production from the Legendre oil field in permit WA-20-L off Western Australia. The higher output is expected to increase Santos' oil production by an average of 2,250 barrels per day for the remainder of 2003.

Operated by Woodside Energy Ltd., the Legendre field achieved its record result of 48,481 barrels (7,704 cubic metres) of oil on 21 June 2003 after the drilling of a new horizontal infill development well, Legendre N4H, tested in excess of 25,000 barrels of oil per day.

The new daily high exceeds the previous maximum recorded 24 hour rate of 45,313 barrels of oil per day achieved in November 2001, and lifts the field's average production rate from 29,000 barrels of oil per day recorded immediately prior to the infill campaign.

"The Legendre success illustrates the value that can be delivered by a production optimisation program, Santos' Managing Director, Mr John Ellice-Flint said today. "We aim to maximise oil and gas production from existing producing fields across the whole Santos business by applying all available techniques and technology."

Participants in production licence WA-20-L and the Legendre oil fields are:

Woodside Energy Limited (Operator)	45.94%
Apache Energy Limited	31.50%
Santos Limited	22.56%

Santos Limited is a major Australian oil and gas exploration and production company with interests in all Australian hydrocarbon provinces. The Santos Group also operates in the USA, Indonesia and PNG.

FOR FURTHER INFORMATION PLEASE CONTACT:

Media enquiries:
Kathryn Mitchell
(08) 8218 5260 / 0407 979 982

Investor enquiries:
Mark Kozned
(08) 8218 5939 / 0407 747 908

26 June 2003

Background Information
Legendre Infill Well

The Legendre field, first discovered in 1968 is located in permit WA 20-L in the Carnarvon Basin, offshore Western Australia.

Santos has had an interest in the field since 1984 and currently holds a 22.56% interest.

The major discovery that commercialised the Legendre field was the Jaubert-1 well which established the main Legendre oil structure in 1997.

Two exploration wells have been drilled on the permit between 1968 and 1998. They are Legendre-1 (1968) and Legendre South-1 (1998).

Development commenced in 1998 and was completed for first oil production in May 2001. The field is located in 50 metres of water and has five extended reach production wells with a jack-up rig converted into a mobile off-shore production unit (MOPU).

The crude oil is exported via shuttle tankers from a floating storage and offloading vessel.

Total production from the Legendre field to date is 22 million barrels of oil.

Santos Ltd
ABN 8000 7550 923
Santos House Level 29
91 King William Street
Adelaide South Australia 5000
GPO Box 2455
Adelaide South Australia 5001
Telephone: (08) 8218 5111
International: 61 8 8218 5111
Investor Relations
Facsimile: 61 8 8218 5131

03 JUN 30 AM 7:21

Santos

Date: Thu 26 Jun 2003 03:15:54 AM EDT

To:
SECURITIES EXCHANGE COMMISSION
:
:

From: SANTOS LTD
SANTOS HOUSE
91 KING WILLIAM STREET
ADELAIDE SA 5000

Subject: Santos - Weekly Drilling Summary week ending 26 June 2003

Number of pages (incl. cover sheet): 2

If this transmission is not received properly, call (08) 8218 5722 to arrange re-transmission

Is this being sent to the right person on the right number?

Please help us keep our records up-to-date by faxing advice of any changes to facsimile numbers, addresses, company name or contact name on fax (08) 8218 5131

Santos Limited - Weekly Drilling Report

ABN 80 007 550 923

Santos

Week Ending 26th June 2003

Wildcat Exploration Wells

NO EXPLORATION DRILLING WAS UNDERTAKEN DURING THE REPORTING PERIOD.

Enquiries:

Mark Kozned
Investor Relations
Ph: 08 8218 5939
Mobile: 0407 747 908
Fax: 08 8218 5131

Kathryn Mitchell
Media Relations
Ph: 08 8218 5260
Mobile: 0407 979 982
Fax: 08 8218 5285

During the week ending 26th June, 2003 Santos Limited also participated in 1 delineation and 8 development wells.
A complete list of Santos' drilling activity is available from www.santos.com